Coates International Ltd.
Highway 34 & Ridgewood Road
Wall Township, New Jersey 07719

August 9, 2011

U.S. Securities & Exchange Commission
Office of Small Business
100 F Street, NE
Washington, D.C. 20549

Re:	Coates International Ltd.
File No. 333-175132

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form S-1, File No. 333-175132, to 12:00 P.M. Eastern Standard Time on August 12, 2011, or as soon as practicable thereafter.

We are also aware that:

●	Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

COATES INTERNATIONAL LTD.

By:	/s/ George J. Coates
GEORGE J. COATES
President and Chief Executive Officer